Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Oil & Gas 360 by EnerCom Transcript

October 14, 2021

Dan Genovese: Hello, I’m Dan Genovese director of consulting at EnerCom, and I’m joined today by Robert Piconi, who’s the co-founder and Chief Executive Officer of Energy Vault. Robert, good to have you with us today.

Robert Piconi Again, thanks for having me. Pleasure to be here.

Dan Genovese: Ah, great. Listen what really caught my attention regarding Energy Vault is that EnerCom works with a lot of emerging companies and a lot of them are on the alternative track, and I’m always interested by companies that look to be able to compete with hydrocarbon within their business model, and like I said we work with a lot --we host --the energy venture summit with Colorado School of Mines, and get to work with a lot of these great companies. Your company struck me as one of those companies that had an opportunity to really compete in the market on a level playing field, or with hydrocarbon. So for those viewers who don’t know anything about Energy Vault, why don’t you give them some background about the company.

Robert Piconi: Great, thank you. So we’re founded out of Idealab in southern California, and we’re focused on trying to solve this problem of energy storage. Pretty, pretty early on and looking at how we could look at a way to, essentially, economically, have storage that you could couple with wind and solar. And for the first time, to the point you made right here from the start, have something that’s competitive or as an alternative to hydrocarbon, and of course that’s not a small challenge when you look at the cost of storage which is very, very expensive as opposed to the cost of generation technology in the world, and we, you know, essentially looked at gravity. So we looked at alternative means where time to market was important because we felt that that urgency, so things like chemistry roadmaps and a lot of things you have to go prove were off limits to us, so we looked at today, what’s the basis of 90% of all energy stored for these large pumped hydroelectric dams that use gravity, and in their case they’re essentially using the water as the mechanism to, you know, have that drop and turn motors and create electricity and then they pump it back up so in a similar way, we looked at gravity found a way to build a structure, so we could build it anywhere and not be, you know, limited to certain locations that had the landscape. And we integrated some very unique innovation and technology around one using software to orchestrate the system and to looking at alternative materials, like for example, the soil and very inexpensive materials to avoid concrete as a storage mechanism. And then all orchestrated with software to essentially have it now for the first time and ability to you know to store energy very cost effectively using materials that exist, a lot of technology that exists with some 21st century software material science. Now to get to market and begin to scale the technology.

Dan Genovese: Yeah, and you’re using, I mean you’re using, you say gravity, but it’s kinetic energy is really what you’re using to store that wind or solar generated electricity for use, you know, at an alternate time when the wind’s not blowing and the sun’s not shining. So, describe a little bit in greater detail how the system itself works using kinetic energy.

Robert Piconi: And this goes back to your physics classes which you might remember where essentially we’re taking a composite weight and taking excess wind and solar. When it’s not needed, that’s turning motors and raise that, in our case a 35 metric ton composite weight, made from soil as a default solution. And it raises it at a height, and puts it in position where it is potential energy. So, all of the weight’s at height. When you ride your bicycle, the hill and you’re at the top of the hill, that’s all potential energy. When the grid needs the energy and needs the electricity or when the customer can define with the software very easily when they would like to discharge it, it triggers a system in the software to lower that weight, that becomes then kinetic energy, and then becomes electricity as it turns a motor and then discharged or set to the grid so it’s, it goes back to those fundamentals and really what today is 90% of all storage using potential energy and kinetic energy.

Dan Genovese: Yeah, so there’s been a lot of talk about how we store renewables like wind and solar. And a lot of that conversation is focused around, you know, lithium-ion batteries. And for those of us who work in the industry, or in this area, we know some of the perils associated with how that’s fine--whether that’s resources, vulnerable to supply chain interactions which we’re experiencing now, and a whole host of things. How does, how does your technology, your solution, compete/ differ from, you know, let’s just use lithium-ion.

Robert Piconi: Great, and it is very topical because lithium-ion has been, I think 15 years in development for, and trying to get to larger scale for, storage. But I guess from a competitive perspective, let’s start with the supply chain as you mentioned. I think there’s three main things but, starting with the supply chain, where you’ve got a scarce material and therefore coming from certain parts of the world and how it’s mined, our supply chain is primarily local and it relies on a lot of existing also companies like GE, Siemens, ABB that do the power electronics on these motors. So, number one, we’ve got a global supply chain that exists in all parts of the world, and also that is primarily local as we look to build the system, and that’s important also in even in looking at greenhouse gas emissions from the transport sector. The second difference, I’d say, is on the fundamental storage mechanism and that’s, for us, that’s a composite that never degrades over the time. So, the problem with lithium, of course, is just like your cell phone or your laptop, is it degrades, especially with more cycling, and because of that you have to spend more money to replace those battery cells. And so that really raises that levelized cost, so I’d say given, we have a mechanism that doesn’t degrade that really helps our differentiates our levelized costs. And then the third area ties to more of the environmental aspects around safety of the systems and things that have been, you know, quite topical just even in the last few months between the fires at the Tesla plant in Australia. Or even here in California, Moss Landing, the big storage facility had to shut down due to a thermal runway issue so I think as you think about lithium as a technology while I think very appropriate for electronics, obviously for electric vehicles, mobility transport sector with an even shorter duration, just a quick burst, I think, appropriate but as you get to utility scale and get to really replace hydrocarbon, Dan, to the way you led off our discussion, I think it has a lot of challenges to meet those needs.

Dan Genovese: Yeah, so I guess that it may be it may be a tipped your hand a little bit there. Who is that customer that would be best suited for your energy vault storage system?

Robert Piconi: Yeah, probably three, I think, three buckets of customers. One are the utilities that are looking to just time shift, the sun for example from during the day when they can’t consume all that’s generated to those early evenings. And I say, I put in a similar bucket, as some of the, what’s called the IPPs, the independent power players, so these are large global players like Enel Green Power, which we announced back in June or even locally here in the US NextEra Energy so these independent players, typically build out wind and solar coupled with storage, storage, and then they sign long term power purchase agreements with utilities. So I think those are two, I’d say, more traditional customers, but given the nature of our technology of it not degrading, and the fact that we can do not only the higher end of shorter duration, two to four hour but we seamlessly do longer duration. This other bucket of customers are industrials that need power, and are trying to power renewably 24/7 because they have a process that goes 24 hours. So think about liquid metal plants or desalination plants that are making millions of gallons of drinking water, they need a solution to power eight to twelve hours to the night, and to do that you need a longer duration storage/ plenty of sun during the day, but unpredictable. Same with the wind. So I think those industrial customers are an interesting set for us that even get into the production of things like green fuels like green hydrogen or green ammonia that you can couple PV with an electrolyzer that you need a longer duration storage product to run that so, so all the companies that are making that transition like mining companies for electrification that are making green hydrogen, or green ammonia, they also need that too. So those are the buckets, I’d say of customers.

Dan Genovese: That’s great. A couple minutes we have left, I couldn’t want to shoot a couple things at you once. You had a demonstration facility tell me real briefly a little bit about that, and what’s the next step after that demo facility.

Robert Piconi: Sure, we built, and decided to go right to commercial scale with a technology and built a five megawatt system in Switzerland, so that was connected and interconnected to the grid 15 months ago in July 2020. We use that for testing and to show and demonstrate the technology to customers. And then the next steps came very quickly with the likes of Saudi Aramco and Enel that are publicly announced of testing that technology with our new next generation platform called the EVx, so we, essentially, the next steps got very quickly to signing contracts we have eight signed already for a little over $350 million. And now we’re scaling that technology and, you know, across three or four continents of the world.

Dan Genovese: And then you mentioned the sustainable material for that for that. That weight that you’re using, just share a little bit more about that.

Robert Piconi: So, by the way, that’s a big part of the innovation, I’d say unique to our interview storage is, we cannot only take soil from the excavation and with a special polymer from Cemex--it’s exclusive with us--we can make these 35 metric ton composite bricks that are the basis of our storage medium, but we can also use coal ash tailings from the mining process, even the this fiberglass from the decommission wind blades that today are major costs for companies to have to dispose of. We can utilize that in our process so that’s that material science for us to do that is a big differentiator for us and an important part of the environmental and circular economic part of our solution,

Dan Genovese: Thank you for your time today. I love the idea, and after chatting with you, certainly even more excited than when I read the original information on it across the newswire. I know you have plans to go public, and I want to encourage viewers if they want to find out more information about Energy Vault to visit your website energyvault.com, they can click on the information button there and get more information and connect with company, but I would appreciate it I want to thank you for your time. I really do appreciate it. Robert, and why don’t want you to have a good afternoon.

Robert Piconi: Right, now, thank you and appreciate the time as well. Thank you very much.

Dan Genovese: You bet. Have a great day.

***

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.